                                                                   Exhibit Exhibit 1

AGREEMENT

This Agreement (this “Agreement”), dated as of February 11, 2011, is by and among Navarre Corporation, a Minnesota corporation (the “Company”), Steven R. Becker, an individual resident of Texas (“Becker”) and Matthew A. Drapkin, an individual resident of New York (“Drapkin”), and the other entities that are signatories hereto (collectively with Becker and Drapkin, the “Shareholder Group”).

WHEREAS, the Company and the Shareholder Group have determined that the interests of the Company and its shareholders would be best served by adding the Designee Directors to the Board (as such terms are defined below), and making other changes to the composition of the Board, on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereby agree as follows:

1.           Representations and Warranties of the Company.  The Company represents and warrants as follows as of the date hereof:

    (a)           The Company has the corporate power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)           This Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles.

(c)           The execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any material breach or violation of or constitute a material default (or an event which with notice or lapse of time or both could become a material default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

2.    Representations and Warranties of the Shareholder Group.  Each of the members of the Shareholder Group severally, and not jointly, represents and warrants with respect to himself or itself as follows as of the date hereof:

(a)           Such party has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.  Such party, if an entity, has the limited partnership or limited liability company power and authority, as applicable, to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.
(b)           This Agreement has been duly and validly authorized, executed, and delivered by such party, constitutes a valid and binding obligation and agreement of such party, and is enforceable against such party in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles.
(c)           As of the date thereof, such party was the “beneficial owner” of a number of shares of Common Stock (as defined below) as set forth on the cover page relating to such party in the Schedule 13D filed by Becker Drapkin Management, L.P. with the Securities and Exchange Commission (the “SEC”) on September 16, 2010, as amended (the “Schedule 13D”).  As of the date hereof, the members of the Shareholder Group own in the aggregate 3,621,701 shares of Common Stock and warrants to acquire 142,857 shares of Common Stock.  Except for those Affiliates and Associates of such member with respect to whom a cover page is included in the Schedule 13D, no other Affiliate or Associate of such member beneficially owns any shares of Common Stock.

(d)           The execution, delivery and performance of this Agreement by such party does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to him or it, or (ii) result in any material breach or violation of or constitute a material default (or an event which with notice or lapse of time or both could become a material default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which he or it is a party or by which he or it is bound.

3.           Definitions.  For purposes of this Agreement:

(a)           The terms “Affiliate” and “Associate” have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided that neither “Affiliate” nor “Associate” shall include (i) any person that is a publicly held concern and is otherwise an Affiliate or Associate by reason of the fact that a principal of any member of the Shareholder Group serves as a member of the board of directors or similar governing body of such concern, (ii) such member of the board of directors or other similar governing body of such concern or (iii) any entity which is an Associate solely by reason of clause (1) of the definition of Associate in Rule 12b-2; the terms “beneficial owner” and “beneficial ownership” shall have the respective meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act; and the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

(b)           “Board” means the Board of Directors of the Company.

(c)           “Common Stock” means the Common Stock of the Company, with no par value.

(d)           “Shareholder Group Event” means the earliest to occur of: (i) the first date on which any member of the Shareholder Group engages in any of the activities prohibited by Section 5 if such violation is material and not wholly cured within three (3) business days following written notice thereof by the Company, (ii) the first date on which the members of the Shareholder Group sell, transfer or otherwise dispose of shares of Common Stock  such that the Shareholder Group’s aggregate beneficial ownership of Common Stock is reduced below 5% of the outstanding Common Stock; (iii) the date on which there are no Designee Directors in office as members of the Board, if the Shareholder Group has not named a successor in accordance with Section 4(f) hereof; or (iv) the end of the Standstill Period.

(e)           “Standstill Period” means the period from the date hereof until the earlier of:
(i)           the two-year anniversary of the date hereof; or

(ii)           such date, if any, as the Company has materially breached any of its representations, warranties, commitments or obligations set forth in Sections 1, 4(a), 4(b), 4(e), 4(f), and 4(g) of this Agreement (the “Principal Obligations”) and such material breach has not been wholly cured within three (3) business days thereof.

4.           Election of the Designee Directors; Related Matters.

(a)           As soon as reasonably practicable but in any event within five (5) business days from the date hereof (the “Appointment Date”):

(i)           in accordance with the Company’s Amended and Restated Articles of Incorporation (the “Articles”) and Amended and Restated Bylaws (the “Bylaws”), at least one (1) member of the Board shall have resigned, effective no later than as of the Appointment Date;

(ii)           to the extent necessary, in accordance with the Articles and Bylaws, the Board shall adopt a resolution increasing the size of the Board by one director, to a total of ten (10) directors, effective as of the Appointment Date;

(iii)           the Board shall have appointed Richard Willis (“Willis”) as a director of the Company, effective as of the Appointment Date, to serve as a Class I member of the Board until the Company’s 2011 Annual Meeting of Shareholders (the “2011 Annual Meeting”) and until his successor is duly elected and qualified;

(iv)           the Board shall have appointed Bradley Shisler (“Shisler”, and collectively with Willis, the “Designee Directors”) as a director of the Company, effective as of the Appointment Date, to serve as a Class I member of the Board until the 2011 Annual Meeting and until his successor is duly elected and qualified;

(v)           the Board shall adopt a resolution appointing Shisler to serve as a member of the Governance and Nominating Committee, the Audit Committee, and the Strategic Transactions Committee, and Willis to serve as a member of the Compensation Committee, effective as of the Appointment Date, and each of the Designee Directors shall continue to serve on such Committees so long as he continues to be a member of the Board;

(vi)           the Board shall also adopt a resolution requiring that no more than three (3) directors shall serve on the Governance and Nominating Committee, including Shisler, and no more than three (3) shall serve on the Compensation Committee, including Willis; and

(vii)           in the event that any special committees are formed during the Standstill Period, one of the Designee Directors shall have the opportunity to serve as a member of each such committee, provided he satisfies any independence requirements for membership on such committee.

(b)           So long as a Shareholder Group Event has not occurred, the Board and the Governance and Nominating Committee shall nominate each of Willis and Shisler for election as a director at the 2011 Annual Meeting for a one-year term and at the Company’s 2012 Annual Meeting of Shareholders (the “2012 Annual Meeting”) for a three-year term.  The Company agrees to recommend that the Company’s shareholders vote, and shall solicit proxies, in favor of the election of Willis and Shisler at such meetings and otherwise support Willis and Shisler for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees.

(c)           The members of the Shareholder Group shall promptly file an amendment to the Schedule 13D reporting the entry into this agreement, amending applicable items to conform to their obligations hereunder and appending or incorporating by reference this Agreement as an exhibit thereto.  The members of the Shareholder Group shall provide to the Company a reasonable opportunity to review and comment on such amendment in advance of filing, and shall consider in good faith the reasonable and timely comments of the Company.  The Company and Becker and Drapkin shall discuss in good faith whether or not the Company shall issue a press release with respect to the execution and delivery of this Agreement by the parties hereto and the material provisions hereof, which press release, if issued, will be subject to the mutual agreement of the parties; if the Company files a Form 8-K in lieu of a press release, the Company shall provide to Becker and Drapkin a reasonable opportunity to review and comment on such Form 8-K in advance of its filing, and shall consider in good faith the reasonable and timely comments of Becker and Drapkin.

(d)           So long as the Company has complied and is complying with the Principal Obligations, each member of the Shareholder Group shall cause all shares of Common Stock owned of record and shall instruct the record owner, in case of all shares of Common Stock beneficially owned but not of record, by it and their respective Affiliates, as of the record date for the  2011 Annual Meeting and for the 2012 Annual Meeting, to be present for quorum purposes and to be voted, and shall cause all shares of Common Stock held by their respective Associates to be present for quorum purposes and to be voted in favor of all directors nominated by the Board for election at the 2011 Annual Meeting and the 2012 Annual Meeting, respectively; provided such directors nominated by the Board are either current members of the Board or otherwise reasonably acceptable to the Shareholder Group.

(e)           The Company agrees (i) that the size of the Board shall only be increased at any time prior to the conclusion of the 2012 Annual Meeting in connection with the appointment of the Designee Directors; (ii) that in the event of the first vacancy on account of the death, resignation or removal of any member of the Board other than one of the Designee Directors prior to the conclusion of the 2011 Annual Meeting such vacancy shall not be filled and the Board shall adopt, in accordance with the Articles and Bylaws, a resolution to reduce the size of the Board accordingly; (iii) that, to the extent necessary and in accordance with the Articles and Bylaws, the Board shall adopt a resolution decreasing the size of the Board by one director, to a total of nine (9) directors effective immediately after the 2011 Annual Meeting; (iv) that after the Appointment Date but prior to the 2011 Annual Meeting, one member of the Board, other than one of the Designee Directors, shall resign or not stand for re-election, to the extent necessary so that the size of the Board shall consist of a total of nine (9) directors; and (v) that the Company shall hold the 2011 Annual Meeting no later than October 15, 2011.

(f)           Provided that a Shareholder Group Event has not occurred, if at any time prior to the termination of the Standstill Period, any Director Designee  is unable or unwilling to serve (or continue to serve) as a director of the Company for any reason, then the Shareholder Group and the Company shall agree on a replacement for such Designee Director, and for all purposes the provisions of this Agreement with respect to such Designee Director’s rights and obligations as a director (and not as a member of the Shareholder Group) shall apply to such replacement director.

(g)           The Company agrees that if at any time prior to a Shareholder Group Event, the chairmanship of the Board changes, the new chairman shall be a non-employee, independent director.

(h)           Becker Drapkin Management, L.P., Becker Drapkin Partners (QP), L.P., Becker Drapkin Partners, L.P., and BD Partners II, L.P. hereby withdraw their letter dated November 10, 2010, to the Secretary of the Company making a demand pursuant to Section 302A.461 of the Minnesota Business Corporation Act.

5.           Standstill.

Each member of the Shareholder Group agrees that, during the Standstill Period, he or it will not, and he or it will cause each of such person’s Affiliates or agents or other persons acting on his or its behalf not to, and will cause his or its respective Associates not to:
(a)           acquire, offer to acquire or agree to acquire, alone or in concert with any other individual or entity, by purchase, tender offer, exchange offer, agreement or business combination or any other manner, beneficial ownership of any securities of the Company or any securities of any Affiliate of the Company, if, after completion of such acquisition or proposed acquisition, such party would beneficially own more than 14.99% of the outstanding shares of Common Stock;

(b)           submit any shareholder proposal (pursuant to Rule 14a-8 promulgated by the SEC under the Exchange Act or otherwise) or any notice of nomination or other business for consideration, or nominate any candidate for election to the Board or oppose the directors nominated by the Board, other than as expressly permitted by this Agreement;

(c)           form, join in or in any other way participate in a “partnership, limited partnership, syndicate or other group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Common Stock or deposit any shares of Common Stock in a voting trust or similar arrangement or subject any shares of Common Stock to any voting agreement or pooling arrangement, other than solely with other members of the Shareholder Group or one or more Affiliates of a member of the Shareholder Group with respect to the Common Stock currently owned as set forth in Section 2(c) of this Agreement or acquired in the future subject to the limitations set forth in Section 5(a) or to the extent such a group may be deemed to result with the Company or any of its Affiliates as a result of this Agreement;

(d)           solicit proxies or written consents of shareholders, or otherwise conduct any nonbinding referendum with respect to Common Stock, or make, or in any way participate in, any “solicitation” of any “proxy” within the meaning of Rule 14a-1 promulgated by the SEC under the Exchange Act to vote, or advise, encourage or influence any person with respect to voting, any shares of Common Stock with respect to any matter, or become a “participant” in any contested “solicitation” for the election of directors with respect to the Company (as such terms are defined or used under the Exchange Act and the rules promulgated by the SEC thereunder), other than a “solicitation” or acting as a “participant” in support of all of the nominees of the Board at the 2011 Annual Meeting or 2012 Annual Meeting as set forth in this Agreement;

(e)           seek, in any capacity other than as a member of the Board, to call, or to request the calling of, a special meeting of the shareholders of the Company, or seek to make, or make, a shareholder proposal at any meeting of the shareholders of the Company or make a request for a list of the Company’s shareholders (or otherwise induce, encourage or assist any other person to initiate or pursue such a proposal or request) or otherwise acting alone, or in concert with others, seek to control or influence the governance or policies of the Company, except as expressly permitted by this Agreement;

(f)           effect or seek to effect, in any capacity other than as a member of the Board (including, without limitation, by entering into any discussions, negotiations, agreements or understandings with any third person), offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way assist or facilitate any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or cause or participate in (i) any acquisition of any material assets or businesses of the Company or any of its subsidiaries, (ii) any tender offer or exchange offer, merger, acquisition or other business combination involving the Company or any of its subsidiaries, or (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries;

(g)           publicly disclose, or cause or facilitate the public disclosure (including without limitation the filing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) of, any intent, purpose, plan or proposal to obtain any waiver, or consent under, or any amendment of, any of the provisions of Section 4(d) or this Section 5, or otherwise seek (in any manner that would require public disclosure by any of the members of the Shareholder Group or their Affiliates or Associates) to obtain any waiver, consent under, or amendment of, any provision of this Agreement;

(h)           publicly disparage any member of the Board or management of the Company; provided that this provision shall not apply to compelled testimony, either by legal process, subpoena or otherwise, or to communications that are required by an applicable legal obligation and are subject to contractual provisions providing for confidential disclosure;

(i)           enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, finance, assist or encourage, any other person that engages, or offers or proposes to engage, in any of the foregoing; or

(j)           take or cause or induce or assist others to take any action inconsistent with any of the foregoing.

6.           Non-Disparagement.  Provided that a Shareholder Group Event has not occurred, during the Standstill Period the Company shall not publicly disparage any member of the Shareholder Group or any member of the management of the Shareholder Group, provided that this provision shall not apply to compelled testimony, either by legal process, subpoena or otherwise, or to communications that are required by an applicable legal obligation or are subject to contractual provisions providing for confidential disclosure.

7.           Expenses.  All costs and expenses incurred in connection with this Agreement will be paid by the party incurring such cost or expense.

8.           Specific Performance.  Each party hereto acknowledges and agrees, on behalf of itself and its Affiliates, that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties will be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of Minnesota, in addition to any other remedy to which they may be entitled at law or in equity.  Any requirements for the securing or posting of any bond with such remedy are hereby waived.

9.           Jurisdiction.  Each party hereto agrees, on behalf of itself and its Affiliates, that any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby will be brought solely and exclusively in any state or federal court in the State of Minnesota (and the parties agree on behalf of themselves and their respective Affiliates not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 13 of this Agreement will be effective service of process for any such action, suit or proceeding brought against any party in any such court.  Each party, on behalf of itself and its Affiliates, irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the state or federal courts in the State of Minnesota, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an improper or inconvenient forum.

10.           Applicable Law.  This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Minnesota applicable to contracts executed and to be performed wholly within such state, without giving effect to the choice of law principles of such state.
11.           Counterparts; Facsimile or Electronic Signatures.  This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.  Facsimile or electronic (i.e., PDF) signatures shall be as effective as original signatures.

12.           Entire Agreement; Amendment and Waiver; Successors and Assigns.  This Agreement contains the entire understanding of the parties hereto with respect to, and supersedes all prior agreements relating to, its subject matter.  There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the parties other than those expressly set forth herein.  This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective successors or assigns.  No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.  The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors, heirs, executors, legal representatives, and assigns.

13.           Notices.  All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, (a) if given by telecopy, when such telecopy is transmitted to the telecopy number set forth below, or to such other telecopy number as is provided by a party to this Agreement to the other parties pursuant to notice given in accordance with the provisions of this Section, and the appropriate confirmation is received, or (b) if given by any other means, when actually received during normal business hours at the address specified in this Section, or at such other address as is provided by a party to this Agreement to the other parties pursuant to notice given in accordance with the provisions of this Section:

if to the Company:

Navarre Corporation
7400 49th Avenue North
New Hope, Minnesota  55428
Facsimile: (763) 533-2156
Attention: Chief Executive Officer
Attention: General Counsel

with a copy to:

Dorsey & Whitney LLP
50 South 6th Street, Suite 1500
Minneapolis, Minnesota  55402
Facsimile: (612) 340-2868
Attention: Matthew J. Knopf

if to the Shareholder Group or any member thereof:

Becker Drapkin Management, L.P.
300 Crescent Court
Suite 1111
Dallas, Texas 75201
Facsimile: (214) 756 6037
Attention: Matthew A. Drapkin

with a copy to:

Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, New York 10022
Facsimile: (212) 446-2350
Attention: Richard J. Birns, Esq.

14.           No Third-Party Beneficiaries.  Nothing in this Agreement is intended to confer on any person other than the parties hereto or their respective successors and assigns, and their respective Affiliates to the extent provided herein, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the parties as of the date first written above.

COMPANY:

NAVARRE CORPORATION

	By:	/s/ Cary L. Deacon
Name: Cary L. Deacon
Title: Chief Executive Officer

SHAREHOLDER GROUP:

Becker Drapkin Management, L.P.

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing Member

BECKER DRAPKIN PARTNERS, (Q.P.), L.P.

By:	Becker Drapkin Management, L.P.

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing Member

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P.

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing Member

BD PARTNERS II, L.P.

By:	Becker Drapkin Management, L.P.

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing Member

BC ADVISORS, LLC

By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing Member

STEVEN R. BECKER

By:	/s/ Steven R. Becker

MATTHEW A. DRAPKIN

By:	/s/ Matthew A. Drapkin